# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TransCode Therapeutics, Inc., CIK 0001829635
CUSIP: 89357L501
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 10/08/2025
Filed by CIK 0001297567
Persons authorized to receive notices and communications: Cindy Chiu, CK Life Sciences Int'l., (Holdings) Inc., 7th Fl, Cheung Kong Center, 2 Queen's Rd, Central Hong Kong, Hong Kong (K3), -, (852) 2126 1212; Sebastian L Fain, Steven Y Li, Freshfields US LLP, 3 World Trade Center, 175 Greenwich St, New York, New York (NY), 10007, (212) 277-4000

## Reporting persons
- CK Life Sciences Int'l., (Holdings) Inc. (CIK 0001297567): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 83,285; shared voting power 0; sole dispositive power 83,285; shared dispositive power 0; aggregate amount beneficially owned 83,285 (9.1% of the class)
  Comment: Note to Row 11: The reported amount consists of 83,285 shares of common stock, $0.0001 par value per share ("Common Stock") of TransCode Therapeutics, Inc. (the "Company"), held directly by DEFJ, LLC. The reported amount excludes (i) 11,529,568 shares of Common Stock issuable upon conversion of 1,152.9568 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series A Preferred Stock"), and (ii) 2,237,337 shares of Common Stock issuable upon conversion of 223.7337 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock").
  
  Note to Row 13: Based on 916,968 shares of Common Stock outstanding as of October 13, 2025, as confirmed by the Company on such date.
- DEFJ, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 83,285; shared voting power 0; sole dispositive power 83,285; shared dispositive power 0; aggregate amount beneficially owned 83,285 (9.1% of the class)
  Comment: Note to Row 11: The reported amount consists of 83,285 shares of Common Stock, held directly by DEFJ, LLC. The reported amount excludes (i) 11,529,568 shares of Common Stock issuable upon conversion of 1,152.9568 shares of Series A Preferred Stock, and (ii) 2,237,337 shares of Common Stock issuable upon conversion of 223.7337 shares of Series B Preferred Stock.
  
  Note to Row 13: Based on 916,968 shares of Common Stock outstanding as of October 13, 2025, as confirmed by the Company on such date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: TransCode Therapeutics, Inc.
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109

## Item 2. Identity and Background
Name of person filing:
This schedule 13D is being filed jointly by:

(1) DEFJ, LLC, a Delaware limited liability company ("DEFJ"); and
(2) CK Life Sciences Int'l., (Holdings) Inc., a company incorporated in the Cayman Islands with limited liability ("CK Life Sciences" and, together with DEFJ, the "Reporting Persons").
Residence or business address: The principal business address of each of the Reporting Persons is: 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.
Present principal occupation or employment:
The principal business of CK Life Sciences is the research and development, commercialization, marketing and sale of biotechnology products, and the principal business of DEFJ is investment holding. DEFJ is an indirect, wholly owned subsidiary of CK Life Sciences. DEFJ is a direct, wholly owned subsidiary of Conjoint Inc., a Delaware corporation, which is a direct, wholly owned subsidiary of Honglad Limited, a British Virgin Islands limited company, which is a direct, wholly owned subsidiary of ENSO Resources Limited, a British Virgin Islands limited company, which is a direct, wholly owned subsidiary of CK Life Sciences. CK Life Sciences is listed on the Stock Exchange of Hong Kong (the "SEHK"). Information concerning CK Life Sciences, including its significant investors, is disclosed in reports available through the SEHK website and on CK Life Sciences' website.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of each Reporting Person, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
This schedule 13D is being filed jointly by:

(1) DEFJ, LLC, a Delaware limited liability company ("DEFJ"); and
(2) CK Life Sciences Int'l., (Holdings) Inc., a company incorporated in the Cayman Islands with limited liability ("CK Life Sciences" and, together with DEFJ, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Membership Interest Purchase Agreement and Investment Agreement

On October 8, 2025, the Company entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") with DEFJ, pursuant to which the Company acquired 100% of the issued and outstanding membership interests of ABCJ, LLC, a Delaware limited liability company ("ABCJ") (such transaction, the "Acquisition"). Prior to the Acquisition, ABCJ was a wholly owned subsidiary of DEFJ and an indirect wholly owned subsidiary of CK Life Sciences.

Under the terms of the Purchase Agreement, upon the consummation of the Acquisition, which occurred concurrently with the execution of the Purchase Agreement (the "Closing"), in exchange for all of the membership interests of ABCJ outstanding immediately prior to the Closing, the Company issued to DEFJ an aggregate of (i) 83,285 shares of Common Stock, which shares represented 9.99% of the shares of Common Stock outstanding immediately prior to the Closing, and (ii) 1,152.9568 shares of the Company's Series A Preferred Stock. In addition, the Company agreed to make up to $95,000,000 in contingent milestone payments to DEFJ upon the achievement of certain milestones. Each share of Series A Preferred Stock is convertible into 10,000 shares of Common Stock. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series A Preferred Stock are set forth in the Certificate of Designation (as defined below).

Concurrently with the Acquisition, on October 8, 2025, the Company entered into an Investment Agreement (the "Investment Agreement") with DEFJ. Pursuant to the Investment Agreement, DEFJ agreed to purchase, and the Company agreed to issue and sell in a private placement, an aggregate of 223.7337 shares of Series B Preferred Stock for a price per share of $111,740, for an aggregate purchase price of approximately $25 million, consisting of a cash subscription amount of approximately $20 million and a promissory note (the "Promissory Note"), in the aggregate principal amount of approximately $5 million (the "Investment"). The Promissory Note accrues interest at a rate of 4% per annum, calculated as simple interest on a 365-day year. The principal and accrued but unpaid interest are due and payable on January 1, 2026 and secured by 44.7467 shares of the Series B Preferred Stock issued to DEFJ. Each share of Series B Preferred Stock is convertible into 10,000 shares of Common Stock. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series B Preferred Stock are set forth in the Certificate of Designation.

The Board of Directors of the Company (the "Board") unanimously approved the Purchase Agreement, the Investment Agreement and the related transactions, and the consummation of the Acquisition and the Investment was not subject to approval by the Company's stockholders. Pursuant to the Purchase Agreement, the Company has agreed to hold a stockholders' meeting to submit the following matters to its stockholders for their consideration: (i) the approval of the conversion of the shares of Preferred Stock into shares of Common Stock in accordance with the rules of the Nasdaq Stock Market LLC and (ii) the approval of a "change of control" under Nasdaq Listing Rules 5110 and 5635(b).

The foregoing descriptions of the Purchase Agreement, the Investment Agreement and the Promissory Note do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Investment Agreement and the Promissory Note, copies of which are filed as Exhibits 99.1, 99.4 and 99.5, respectively, to this Schedule 13D and are incorporated herein by reference.

The Purchase Agreement and the Investment Agreement have been filed herewith to provide investors and securityholders with information regarding their terms. They are not intended to provide any other factual information about the Company, on the one hand, or DEFJ, ABCJ or OpCo (as defined in the Purchase Agreement), on the other hand. The Purchase Agreement and the Investment Agreement contain representations, warranties and covenants that the Company and DEFJ made to each other as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Purchase Agreement and the Investment Agreement between the Company and DEFJ and may be subject to important qualifications and limitations agreed to by the Company and DEFJ in connection with negotiating their terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Purchase Agreement and the Investment Agreement. Further, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or securityholders. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement and the Investment Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures.

Contingent Value Rights Agreement

In connection with the terms of the Purchase Agreement, the Company will enter into a Contingent Value Rights Agreement (the "CVR Agreement") with Equiniti Trust Company, LLC as rights agent (the "Rights Agent"), pursuant to which each holder of Common Stock as of 5:00 p.m. Eastern Time on October 20, 2025, including those holders receiving shares of Common Stock in connection with the Acquisition, is entitled to one contractual contingent value right (each, a "CVR") issued by the Company, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of Common Stock held by such holder as of such time. The CVR Agreement has a term of seven years.

When issued, each CVR will entitle the holders thereof (the "Holders"), in the aggregate, to 50% of the Net Proceeds (as defined in the CVR Agreement) from any Upfront Payment (as defined in the CVR Agreement) or Milestone Payment (as defined in the CVR Agreement) received by the Company in a given calendar quarter.

The distributions in respect of the CVRs that become payable will be made on a quarterly basis and will be subject to a number of deductions, subject to certain exceptions or limitations, including but not limited to certain taxes and certain out-of-pocket expenses incurred by the Company.

Under the CVR Agreement, the Rights Agent has, and Holders of at least 40% of the CVRs then-outstanding have, certain rights to audit and enforcement on behalf of all Holders. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than as permitted pursuant to the CVR Agreement.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a copy of which is included as Exhibit B to the Purchase Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

On October 8, 2025, in connection with the Acquisition and Investment, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with DEFJ. Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a resale registration statement with the Securities and Exchange Commission (the "SEC") within 75 calendar days following the closing of the Acquisition and the Investment with respect to the shares of Common Stock and the Common Stock underlying the Preferred Stock issued to DEFJ pursuant to the Acquisition and the Investment, as well as the Common Stock underlying the up to 28.4291 shares of Series A Preferred Stock issuable to DEFJ as a one-time payment-in-kind dividend as set forth in the Certificate of Designation. The Company will use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable. In addition, the Company granted certain demand and piggy-back registration rights to DEFJ.

The Company also agreed, among other things, to indemnify DEFJ and its partners, members, directors, officers, stockholders, legal counsel, accountants and underwriters and each Person who controls any such holder or underwriter (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Repurchase Agreement

On October 8, 2025, in connection with the Acquisition, the Company entered into a Repurchase Agreement (the "Repurchase Agreement") with DEFJ. The Repurchase Agreement provides that DEFJ has the right, but not an obligation, to, upon the occurrence of certain events after the Closing, exercise an option to acquire all of the Company's and its subsidiaries' rights in and to the membership interests of ABCJ from the Company, in accordance with the terms and conditions of the Repurchase Agreement.

The foregoing summary of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, a copy of which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Certificate of Designation

On October 8, 2025, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock and Series B Preferred Stock (the "Certificate of Designation") with the Secretary of State of the State of Delaware in connection with the Acquisition and the Investment. The Certificate of Designation provides for the designation of shares of the Preferred Stock.

Holders of Preferred Stock are entitled to receive dividends on shares of Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Beneficial Ownership Limitation (as defined in the Certificate of Designation), equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of Common Stock payable in the form of Common Stock) actually paid on shares of Common Stock when, as and if such dividends (other than dividends payable in the form of Common Stock) are paid on the shares of Common Stock; provided, however, that in no event are holders of Preferred Stock entitled to receive the "rights" distributed pursuant to the CVR Agreement, or any amounts paid under the CVR Agreement. In addition, holders of Series A Preferred Stock shall be entitled to receive, and the Company shall pay, one-time payment-in-kind dividends on each share of Series A Preferred Stock, accruing at a rate equal to 5% per annum payable in shares of Series A Preferred Stock on the date that is the earlier of 180 days after the date of the original issuance of such Series A Preferred Stock or the date of stockholder approval of the conversion of the shares of Series A Preferred Stock into shares of Common Stock in accordance with the rules of the Nasdaq Stock Market LLC.

Except as otherwise required by law, the Preferred Stock does not have voting rights. However, as long as any shares of Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Charter or Bylaws of the Company, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of, the Preferred Stock, regardless of whether any of the foregoing actions are by means of amendment to the Charter or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Preferred Stock, or increase or decrease (other than by conversion) the number of authorized shares of Preferred Stock, (iii) prior to the Stockholder Approval (as defined in the Certificate of Designation) or at any time while at least 30% of the originally issued Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of the Company with or into another entity or any stock sale to, or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, or (iv) enter into any agreement with respect to any of the foregoing.

The Preferred Stock ranks on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding-up of the Company, whether voluntarily or involuntarily.

Each share of Series A Preferred Stock then outstanding is convertible, at any time and from time to time following the earlier to occur of: (i) 5:00 p.m. Eastern Time on the third business day after the date that the Stockholder Approval is obtained and (ii) the delisting of the Common Stock from Nasdaq. Each share of Series B Preferred Stock then outstanding is convertible, at any time and from time to time following the earliest to occur of: (i) April 8, 2026, (ii) the effectiveness date of a registration statement covering the resale of the Common Stock issuable upon conversion of the Series B Preferred Stock, (iii) 5:00 p.m. Eastern Time on the third business day after the Stockholder Approval is obtained, and (iv) the delisting of the Common Stock from Nasdaq, in each case at the option of the holder thereof, into a number of shares of Common Stock based upon the applicable conversion ratio, subject in all cases to any applicable Beneficial Ownership Limitation (as defined in the Certificate of Designation). Notwithstanding the foregoing, prior to receipt by the Company of the Stockholder Approval, the Company is not required to effect any conversion to the extent that such conversion would cause the Company to violate the listing rules of the Nasdaq Stock Market.

The Company shall not effect any conversion of any share of Preferred Stock, to the extent that, after giving effect to such attempted conversion, such stockholder would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation, which is initially set at 9.99% for each holder. Holders may adjust or waive the Beneficial Ownership Limitation upon written notice to the Company upon the earlier of (i) the receipt of the Stockholder Approval and (ii) the consummation of a Fundamental Transaction.

The foregoing description of the Preferred Stock and the Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designation, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Board Appointment

Effective October 8, 2025, the Board elected Elizabeth Czerepak as a director of the Company. Ms. Czerepak will serve with a term expiring at the Company's annual meeting of stockholders to be held in 2026, at which time she is expected to stand for election by the Company's stockholders, or until her earlier death, resignation or removal. Ms. Czerepak was nominated to the Board by DEFJ pursuant to the terms of the Purchase Agreement.

General

DEFJ acquired the shares of Common Stock as described above and holds the shares of Common Stock and Preferred Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire additional shares or dispose of the shares of Common Stock or Preferred Stock that they beneficially own. These acquisitions or dispositions may occur in open market transactions, privately negotiated transactions or through other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to DEFJ's investment in the Company, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present Board or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company's business or corporate structure; (g) changes in the Company's organizational documents or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's stock in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons each beneficially own an aggregate of 83,285 shares of Common Stock which represent approximately 9.1% of the outstanding shares of Common Stock, based on an aggregate of 916,968 shares of Common Stock outstanding as of October 13, 2025, as confirmed by the Company on such date.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 83,285

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 83,285

4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Other than the Acquisition discussed above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A

99.1 Membership Interest Purchase Agreement, dated October 8, 2025, relating to ABCJ, LLC by and between TransCode Therapeutics, Inc. and DEFJ, LLC (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on October 8, 2025).

99.2 Certificate of Designation of Series A Non-Voting Convertible Preferred Stock and Series B Non-Voting Convertible Preferred Stock of TransCode Therapeutics, Inc., dated October 8, 2025 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on October 8, 2025).

99.3 Registration Rights Agreement, dated October 8, 2025, by and between TransCode Therapeutics, Inc. and DEFJ, LLC (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on October 8, 2025).

99.4 Investment Agreement, dated October 8, 2025, by and between TransCode Therapeutics, Inc. and DEFJ, LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K/A filed with the SEC on October 8, 2025).

99.5 Promissory Note, dated October 8, 2025, by and between TransCode Therapeutics, Inc. and DEFJ, LLC (filed herewith).

99.6 Repurchase Agreement, dated October 8, 2025, by and between TransCode Therapeutics, Inc. and DEFJ, LLC (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on October 8, 2025).

99.7 Joint Filing Agreement by and among the Reporting Persons (filed herewith).

## Signatures
- CK Life Sciences Int'l., (Holdings) Inc.: /s/ Yu Ying Choi, Alan Abel, Yu Ying Choi, Alan Abel/Manager (10/16/2025)
- DEFJ, LLC: /s/ Yu Ying Choi, Alan Abel, Yu Ying Choi, Alan Abel/ Manager (10/16/2025)